Mail Stop 4561

April 3, 2008

Mr. Joseph H. Moglia
Chief Executive Officer and Director
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

   Re: **TD AMERITRADE Holding Corporation**
      Form 10-K for the year ended September 30, 2007
      Filed 11/26/07
      File No. 000-49992

Dear Mr. Moglia:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Daniel Gordon
       Branch Chief